March 5, 2020

Kathleen Winters
Chief Financial Officer
Automatic Data Processing, Inc.
ADP Boulevard
Roseland, NJ 07068

       Re: Automatic Data Processing, Inc.
           Form 10-K for the Year Ended June 30, 2019
           Filed August 9, 2019
           File No. 001-05397

Dear Ms. Winters:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2019

Note 16. Financial Data by Segment and Geographic Area, page 83

1. Please identify your operating segments (presumably, your "strategic business units") and tell us how they were determined. Refer to the guidance in ASC 280-10-50-1 through 9.
      In this regard, it appears from your website that there may be segment managers responsible for business units based on account (market) size and location (i.e. Small
      Business Solutions, National Account Services, Major Account Services, ADP Canada,
      and Employer Services International). Please provide us an organizational chart to help us understand how you are organized and identify for us your segment managers.
2. We note that you aggregate your strategic business units into two reportable segments based upon similar economic and operational characteristics. Please explain how these business units were aggregated into the Employee Service and PEO segments. Tell us more in detail how such business units are similar in economic and various respects pursuant to ASC 280-10-50-11.
 Kathleen Winters
Automatic Data Processing, Inc.
March 5, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters or with any other questions.



FirstName LastNameKathleen Winters                        Sincerely,
Comapany NameAutomatic Data Processing, Inc.
                                                          Division of
Corporation Finance
March 5, 2020 Page 2                                      Office of Technology
FirstName LastName